USA Government Reserves
File Number: 811-3534
CIK Number: 704957
For the Period Ending: 8/31/2008

Pursuant to Exemptive Order Release No. IC-18748 dated June 2, 1992, the following schedule enumerates the transactions with Merrill Lynch Government Securities Incorporated, for the year ended August 31,2008.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

07/02/2008	$10,000,000	Merrill Lynch Government	2.15%	070/9/2008
07/09/2008	$10,000,000	Merrill Lynch Government	2.05%	07/6/2008
07/16/2008	$5,000,000	Merrill Lynch Government	2.02%	07/23/2008
07/23/2008	$5,000,000	Merrill Lynch Government	2.00%	07/30/2008
07/30/2008	$5,000,000	Merrill Lynch Government	2.15%	08/06/2008
08/06/2008	$5,000,000	Merrill Lynch Government	2.00%	08/13/2008
08/13/2008	$5,000,000	Merrill Lynch Government	2.07%	08/20/2008
08/20/2008	$7,000,000	Merrill Lynch Government	2.00%	08/27/2008
08/27/2008	$7,000,000	Merrill Lynch Government	2.05%	09/03/2008